UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

September 30, 2015

Mizuho Financial Group, Inc.

The Dai-ichi Life Insurance Company, Limited

DIAM Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Asset Management Co., Ltd.

Shinko Asset Management Co., Ltd.

Signing of Memorandum of Understanding

on Integration of Asset Management Companies

With a view to strengthening their respective asset management businesses, Mizuho Financial Group, Inc. (President & Group CEO: Yasuhiro Sato) (“MHFG”) and The Dai-ichi Life Insurance Company, Limited (President and Representative Director: Koichiro Watanabe) (“Dai-ichi Life”) have been discussing the integration of DIAM Co., Ltd. (President & CEO: Yasumasa Nishi) (“DIAM”), the asset management function of Mizuho Trust & Banking Co., Ltd. (President & CEO: Takeo Nakano) (“MHTB”), Mizuho Asset Management Co., Ltd. (President & CEO: Hidetake Nakamura) (“MHAM”), and Shinko Asset Management Co., Ltd. (President & CEO: Shuichi Goto) (“Shinko Asset Management”).

MHFG and Dai-ichi Life are now pleased to announce that they have reached basic agreement on integrating the asset management functions of both groups and jointly operating the resulting new company in accordance with the spirit of equal partnership under the comprehensive business alliance between the two companies. To commence preparations to that end, DIAM, MHTB, MHAM, and Shinko Asset Management (jointly the “Integrating Companies”) have signed a memorandum of understanding on their integration (the “Integration”).

1.	Purpose of the Integration

Faced with changes to the asset management business environment and recognizing the increasing importance of the role of asset managers, MHFG and Dai-ichi Life aim, by combining their asset management related resources and knowhow, to jointly build an asset management business platform that is number one in Asia as well as in Japan both in quality and size, and thereby create a global asset management company that addresses all manner of customer needs and contributes to market growth.

2.	Vision for the new company

As a result of the Integration, the new company will be the first joint venture asset management company in Japan, bringing together asset management knowhow in the domains of investment trusts, investment advisory, trust banking, and life insurance. By further enhancing the skills that each Integrating Company has accumulated in its respective business area, the new company will provide services that ensure a higher level of customer satisfaction. Also, based on the strong commitment of MHFG and Dai-ichi Life to strengthen their respective asset management businesses, the new company will take action for further growth strategy, such as enhancing its global asset management capabilities and developing a sophisticated business infrastructure through strategic IT investment. In addition, through the establishment of a corporate structure that ensures a high level of independence and transparency to be afforded to asset managers, the new company will aim to be an asset management company that fulfills its fiduciary duty and is trusted and valued by customers as a group of experts in which asset management professionals serve at the core of management.

3.	Basic structure of the new company

Voting rights in the new company will be held 51% by MHFG and 49% by Dai-ichi Life. MHFG and Dai-ichi Life will also discuss an economic interest to be held 70% by MHFG and 30% by Dai-ichi Life, taking into account valuations to be conducted by external professionals. The board is planned to be composed of nine directors, with three nominated by each of MHFG and Dai-ichi Life, in addition to three independent outside directors. In this way, MHFG and Dai-ichi Life intend to respect the spirit of equal partnership between the two companies as well as to develop a solid, industry-leading governance framework that ensures a high level of checks and balances.

4.	Schedule for the Integration

The parties aim to complete the Integration during the first half of fiscal 2016, subject to conditions precedent that include the execution of a legally binding agreement that sets out matters relating to the Integration, as well as adoption of resolutions at meetings of the board of directors and shareholders of each company, filings with Japanese and overseas authorities, and obtaining regulatory approvals that are necessary for the Integration.

Matters regarding the new company such as its name, location, and representative directors are subject to ongoing consideration, and will be announced once they are decided.

Through the collaboration among its banking, trust banking, securities, and asset management business functions, MHFG will strive to use the new company created through the Integration to promote more active investment of personal financial assets, and to pursue the delivery of enhanced services to satisfy the investment needs of pension funds as well as institutional investors. Dai-ichi Life will utilize the asset management knowhow of the new company to achieve goals such as further enhancement of its proprietary investments and development of highly competitive savings-type insurance products. In this way, MHFG and Dai-ichi Life, together with the new company, will work jointly to strengthen and develop the asset management business.

[Reference] Overview of Integrating Companies

(1)Company name	DIAM Co., Ltd.	Mizuho Trust & Banking Co., Ltd.	Mizuho Asset Management Co., Ltd.	Shinko Asset Management Co., Ltd.

(2)Head office	3-3-1 Marunouchi, Chiyoda-ku, Tokyo	1-2-1 Yaesu, Chuo-ku, Tokyo	3-5-27 Mita, Minato-ku, Tokyo	1-17-10 Nihombashi, Chuo-ku, Tokyo

(3)President & CEO	Yasumasa Nishi	Takeo Nakano	Hidetake Nakamura	Shuichi Goto

(4)Principal business	Investment advisory and investment trust management business	Trust and banking business	Investment advisory and investment trust management business	Investment advisory and investment trust management business

(5)Capital	JPY2billion	JPY247.369billion	JPY2.045billion	JPY4.524billion

(6)Date of establishment	July 1, 1985	May 9, 1925	May 26, 1964	June 14, 1961

(7)Number of employees (as of 2015/3/31)	433	3,152 (196 in asset management function)	245	197

(8)Major shareholders (shareholding ratio) (as of 2015/3/31)	Mizuho Financial Group (50.0%) Dai-ichi Life Insurance (50.0%)	Mizuho Financial Group (100.0%) excluding treasury shares	Mizuho Financial Group (98.7%) Lord, Abbett & Co.LLC (1.3%)	Mizuho Securities (77.0%) Mizuho Bank (10.0%) Mizuho Securities Research & Consulting (7.6%) excluding treasury shares

(9)Asset under management (as of 2015/6/30)	Investment Trust JPY6.1001trillion Investment advisory JPY11.623trillion	Investment advisory JPY26.8922trillion	Investment Trust JPY2.5621trillion Investment advisory JPY2.6416trillion	Investment Trust JPY4.2936trillion Investment advisory JPY138.9billion

(10)Business result (Fiscal 2014)	Operating revenue JPY37.1billion Ordinary income JPY8.3billion Net income JPY5.1billion	Ordinary revenue JPY192.7billion Ordinary income JPY68.1billion Net income JPY57.2billion	Operating revenue JPY22.0billion Ordinary income JPY2.0billion Net income JPY1.1billion	Operating revenue JPY36.1billion Ordinary income JPY5.9billion Net income JPY3.6billion